TOTAL S.A. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF

THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

March 11, 2011

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100F Street, N.E.

Washington, D.C. 20549

By EDGAR, “CORRESP” Designation

Re:	TOTAL S.A. Form 20-F for the Fiscal Year Ended December 31, 2009 Filed April 1, 2010 File No. 1-10888

Dear Mr. Schwall:

Thank you for your letter dated February 23, 2011, setting forth the Staff’s comments relating to our Annual Report on Form 20-F for the year ended December 31, 2009 filed on April 1, 2010 (the “2009 Annual Report”), and our response letter dated November 5, 2010. Set forth below is the response of TOTAL S.A. (the “Company”) to the Staff’s comments.

To facilitate the Staff’s review, we have included in this letter the captions and comments from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment.

[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

General

1.	The information in your supplemental responses one and two is more fulsome than the disclosure provided in your Form 20-F. Revise your filing to provide that information.

R:

We will include in our Annual Report on Form 20-F for the year ended December 31, 2010 (the “2010 Annual Report”), revised disclosure, as appropriate, based on our responses one and two in our letter dated November 5, 2010.

Mr. H. Roger Schwall Securities and Exchange Commission	Page 2

Item 4. Information on the Company

Production, page 11

2.

We note your response to prior comment four which includes a qualitative analysis regarding your gas production to be sold under long term contracts. Please include this qualitative discussion in your filing and provide quantitative disclosure where you determined that you have a fixed and determinable quantity of gas to be delivered under existing agreements.

R:

We will include in our 2010 Annual Report the qualitative discussion provided in our response to prior comment four, as well as a figure for our fixed and determinable delivery commitments in the near future under existing contracts or agreements, as required by Item 1207 (a)(2) of Regulation S-K.

Note 4 Business Segment Information, page F-19

D) Additional Information on Impairments, page F-29

3.	We note your response to prior comment nine. Please confirm to us that you have completed a value in use calculation using a pre-tax discount rate. In addition, please expand your disclosure to:

•	Disclose your pre-tax discount rate; and

•

Assert clearly in the footnote, if true, that the use of a post-tax discount rate in determining value in use does not result in a materially different determination of the need for, and amount of impairment that would be required if a pre-tax discount rate had been used.

R:

We confirm that value in use determined by discounting post-tax cash flows at a post-tax discount rate is not materially different from value in use determined by discounting pre-tax cash flows at a pre-tax discount rate applying the iterative computation provided in IAS 36 BCZ85.

In addition, we will expand our disclosure in our 2010 Annual Report as required to disclose the pre-tax discount rate and assert that the use of post-tax discount rate in determining value in use does not result in a materially different determination of the need for and amount of impairment that would be required if a pre-tax rate had been used.

Mr. H. Roger Schwall Securities and Exchange Commission	Page 3

Other information

Net gas production, production prices, and production costs, page S-16

4.

We note your response to prior comment 14 which specifies that you will present combined consolidated operations and equity affiliates as from fiscal 2009. Please clarify that you will also present the data separately for consolidated operations and equity affiliates.

R:	We confirm that in our future filings we will present the data separately for consolidated operations and equity affiliates as from fiscal year 2009.

Engineering Comments

Risk Factors, page 4

Our crude oil and natural gas reserve data are only estimates, and subsequent downward adjustments are possible. If actual production from such reserves is lower than current estimates indicate, our results of operations and financial condition would be negatively impacted, page 5

5.

In part, response 16 in your November 5, 2010 letter states, “[F]or proved reserves evaluation, conservative assumptions are systematically retained to estimate hydrocarbons initially in place, initial production rates or recovery efficiency.” Please revise your discussion to provide the information in your response and expand it to disclose the risk(s) that your “conservative assumptions” for hydrocarbons in place, etc. may not be realized.

R:	We will include in our 2010 Annual Report revised disclosure substantially in the form set forth below.

“Our proved reserves figures are estimates reflecting applicable reporting regulations as they may evolve. Proved reserves are those reserves which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. Reserves are estimated by teams of qualified, experienced and trained earth scientists, petroleum engineers and project engineers, who rigorously review and analyze in detail all available geosciences and engineering data (e.g., seismic, electrical logs, cores, fluids, pressures, flow rates, facilities parameters). This process involves making subjective judgments, including with respect to the estimate of hydrocarbons initially in place, initial production rates and recovery

Mr. H. Roger Schwall Securities and Exchange Commission	Page 4

efficiency, based on available geological, technical and economic data. Consequently, estimates of reserves are not exact measurements and are subject to revision. In addition, they may be negatively impacted by a variety of factors which are beyond our control and which could cause such estimates to be adjusted downward in the future, or cause our actual production to be lower than our currently reported proved reserves indicate. The main such factors include:

•         a decline in the price of oil or gas, making reserves no longer economically viable to exploit and therefore not classifiable as proved;

•         an increase in the price of oil or gas, which may reduce the reserves that we are entitled to under production sharing and buyback contracts;

•         changes in tax rules and other government regulations that make reserves no longer economically viable to exploit; and

•         the actual production performance of our reservoirs.

Our reserves estimates may therefore require substantial downward revisions to the extent our subjective judgment proves to not have been conservative enough based on the available geosciences and engineering data, or our assumptions regarding factors or variables that are beyond our control prove to be incorrect over time. Any downward adjustment would indicate lower future production amounts, which could adversely affect our results of operations, including profits as well as our financial condition.”

Information on the Company, page 8

Middle East, page 29

6.

In our prior comment 17, we asked that you, “[A]ddress the capital you will have at risk, the contractual oil price(s) and the cost recovery and profit apportionment of derived revenue. Please tell us if you will be allowed to apply production/revenues from other areas to your Halfaya field cost recovery and profit balances.” We repeat our request to tell us the figures for the capital you estimate will be at risk, the oil prices and production fees to be applied in determination of the “in kind” cost recovery and remuneration. Tell us if you will be allowed to apply production/revenues from other areas to your Halfaya field cost recovery and profit balances.

R:	As mentioned in our response to prior comment 17, the consortium is allowed to recover in kind the petroleum cost and to receive remuneration in kind based on a fee per barrel.

Based on our internal estimates, pursuant to the Halfaya Development and Production Service Contract (the “DPSC”), the capital expenditures at risk amount to [***] and the

Mr. H. Roger Schwall Securities and Exchange Commission	Page 5

operating expenditures at risk amount to [***]. These two expenditures form the petroleum cost.

The maximum remuneration fee is [***] per barrel. Such remuneration may be reduced by a performance factor, if the committed production plateau (535 kb/d) is not achieved, and by a cost recovery factor.

The reference oil price (i.e., the contractual oil price) is based on an export market price at a defined delivery point.

The DPSC does not allow us to apply production/revenues from other areas than Halfaya.

Supplemental Oil and Gas Information (Unaudited), page S-1

Proved undeveloped reserves, page S-2

7.

In our prior comment 20, we asked that you disclose the figures for the capital you expended to develop your proved undeveloped reserves in 2009. You responded that your incurred development costs for conversion of PUD reserves are the “principle components” of the balance of €8.1 billion less €0.6 billion for asset retirement obligations. Please tell us the precise figures for these costs and expand your discussion to include them.

R:	In 2009, the precise figure for the capital expended to develop our proved undeveloped reserves was €6.9 billion. We propose to include this disclosure in our filings going forward.

Standardized Measure of Discounted Future Net Cash Flows (Excluding Transportation), page S-14

8.

Your response 21 stated that you exclude amounts related to transportation of hydrocarbons from the standardized measure. Please explain to us how you incorporate reductions to bench mark product prices due to transportation costs.

R:	Future revenues related to oil and gas producing activities are calculated by applying a netback approach whereby revenues calculated at the point of sales are reduced by transportation costs.

Mr. H. Roger Schwall Securities and Exchange Commission	Page 6

Please direct any questions or comments regarding the enclosed material to the undersigned at (011)331.4744.4546 or Krystian Czerniecki of Sullivan & Cromwell LLP at (011)331.7304.5880.

Very truly yours,

/s/ Patrick de La Chevardière
Patrick de La Chevardière
Chief Financial Officer

cc:	John Cannarella
Mark Shannon
Ronald Winfrey
John Lucas
(Securities and Exchange Commission)

Alexandre Marchal
Dominique Bonnet
(TOTAL S.A.)

Krystian Czerniecki
(Sullivan & Cromwell LLP)